Exhibit 12.01
Statement of Computation of Earnings to Fixed Charges

	Three Months Ended March 31,	For the Years Ended December 31,
	2010	2009	2008	2007	2006	2005
	(Unaudited)

Fixed Charges	$67	$243	$294	$378	$410	$1,071

Breakout of Fixed Charges

Interest expensed and capitalized	$-	$13	$60	$135	$149	$361
Amortized premiums, discounts
and capitalized expenses related
to indebtedness	$-	$17	$39	$48	$57	$65
Portion of rent representative of the
interest factor (1)	$67	$213	$195	$195	$204	$645
Preference security dividend
requirements of consolidated
subsidiaries	$-	$-	$-	$-	$-	$-

Net loss before fixed charges	$(4,632)	$(18,119)	$(25,769)	$(18,330)	$(18,862)	$(12,921)

Fixed Charges	$(67)	$(243)	$(294)	$(378)	$(410)	$(1,071)

Deficiency	$(4,699)	$(18,362)	$(26,063)	$(18,708)	$(19,272)	$(13,992)

(1) Approximately 33% of annual rent expense is included in the computation. The Company believes this is a reasonable estimate of the interest factor in its leases, which is not material. The underlying rent amounts were $201,000, $638,000 $584,000, $584,000, $611,000, and $1,934,000 for the three months ended March 31, 2010 and the years ended December 31, 2009, 2008, 2007, 2006, and 2005 respectively.